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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549


                                 Schedule 13G


                  Under the Securities Exchange Act of 1934
                           (Amendment No.         )*

                                EquiMed, Inc.
                _____________________________________________
                              (Name of Issuer)

                                 Common Stock
                _____________________________________________
                       (Title of Class of Securities)

                                 293988-30-9
                    ______________________________________
                              (CUSIP Number)



Check the following box if a fee is being paid with this statement [   ] .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5  Pages

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13 G      Page 2 of 5

CUSIP No. 293988-30-9

1 Name of reporting person
  SS. or IRS Identification No. of above person

     Joanne Russell
     SS ####-##-####

2 Check the appropriate box if a member of a group

     (a)  [ ]
     (b)  [X]

3 SEC Use Only

4 Citizenship or place of organization

     U.S.A.

5 Sole Voting Power

     450,075

6 Shared Voting Power

     0

7 Sole Dispositive Power

     450,075

8 Shared Dispositive Power

     0

9 Aggregate amount beneficially owned by each reporting person

     450,075

10 Check box if the aggregate amount in row (9) excludes certain shares

     [X]

11 Percent of class represented by amount in row 9

     9.6%

12 Type of reporting person

     IN

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13 G     Page 3 of 5

Item 1(a).  Name of Issuer:

     EquiMed, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     2171 Sandy Drive
     State College, PA 16803

Item 2(a).  Name of Person Filing:

     Joanne Russell

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     2604 Sleepy Hollow Drive
     State College, PA 16803

Item 2(c).  Citizenship:

     U.S.A.

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Number

     293988-30-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 (a) [  ] Broker or dealer registered under Section 15 of the Act,
 (b) [  ] Bank as defined in Section 3(a) (6) of the Act,
 (c) [  ] Insurance Company as defined in Section 3(a)(19) of the Act,
 (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,
 (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
 (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see 13d-1(b)(1)(ii)(F),
 (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
 (h) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.   Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

 (a) Amount beneficially owned:

     450,075

     This amount does not include any of the shares beneficially owned by the reporting person's spouse, Douglas R. Colkitt, M.D., of which the reporting person disclaims beneficial ownership.

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13 G      Page 4 of 5


 (b) Percent of class:

     9.6%

 (c) Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote

          450,075

     This amount does not include any of the shares beneficially owned by the reporting person's spouse, Douglas R. Colkitt, M.D., of which the reporting person disclaims beneficial ownership.

     (ii)  Shared power to vote or to direct the vote

           0

     (iii) Sole power to dispose or to direct the disposition of

           450,075

     This amount does not include any of the shares beneficially owned by the reporting person's spouse, Douglas R. Colkitt, M.D., of which the reporting person disclaims beneficial ownership.

     (iv)  Shared power to dispose or to direct the disposition of

           0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Inapplicable

Item 8.  Identification and Classification of Members of the Group.

      Inapplicable

Item 9.  Notice of Dissolution of Group.

      Inapplicable

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13 G      Page 5 of 5


Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

This schedule is being filed with respect to beneficial ownership as of March 15, 1998.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      /S/ JOANNE RUSSELL
     --------------------
     Joanne Russell

     March 15, 1998